UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Amendment No. 1)

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

AutoChina International Limited
(Name of Issuer)

Ordinary Shares, $0.001 par value
(Title of Class of Securities)

G06750
(CUSIP Number)

December 31, 2011
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1 (b)
☐	Rule 13d-1 (c)
☒	Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 5 Pages

1	NAME OF REPORTING PERSON James Cheng-Jee Sha
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 515,157 (1)
	6	SHARED VOTING POWER 780,000 (2)
	7	SOLE DISPOSITIVE POWER 515,157 (1)
	8	SHARED DISPOSITIVE POWER 780,000 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,295,157
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.5%
12	TYPE OF REPORTING PERSON* IN

 (1) Consists of 515,157 ordinary shares of AutoChina International Limited owned by James Cheng-Jee Sha.

(2) Consists of 780,000 ordinary shares owned by the Sha Living Trust. Mr. Sha and his wife are trustees of the Sha Living Trust.

CUSIP No. G06750	13G	Page 3 of 5 Pages

Item 1.

(a)	Name of Issuer:

AutoChina International Limited

(b)	Address of Issuer's Principal Executive Offices:

No. 322, Zhongshan East Road

Shijiazhuang

Hebei Province, 050011

People’s Republic of China

Item 2.

(a)	Name of Person Filing: James Cheng-Jee Sha

(b)	Address of Principal Business Office or if none, Residence:

3374 Gateway Blvd.

Fremont, CA 94538

(c)	Citizenship: USA

(d)	Title of Class of Securities: Ordinary Shares, $0.001 par value

(e)	CUSIP Number: G06750

Item 3.	Not Applicable

Item 4.	Ownership.

(a)	Amount Beneficially Owned: 1,295,157. Consists of 515,157 ordinary shares of AutoChina International Limited owned by James Cheng-Jee Sha, and 780,000 ordinary shares owned by the Sha Living Trust. Mr. Sha and his wife are trustees of the Sha Living Trust.

(b)	Percent of Class: 5.5%. The percentage is calculated based on 23,538,919 Ordinary Shares outstanding as of January 1, 2012.

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 515,157

(ii)	shared power to vote or to direct the vote: 780,000

(iii)	sole power to dispose or to direct the disposition of: 515,157

(iv)	shared power to dispose or to direct the disposition of: 780,000

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

CUSIP No. G06750	13G	Page 4 of 5 Pages

Item 7.	Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. G06750	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 10, 2012

/s/ James Cheng-Jee Sha
James Cheng-Jee Sha